May 22, 2019

Robert W. Hau
Chief Financial Officer
Fiserv, Inc.
225 Fiserv Dr.
Brookfield, WI 53045

       Re: Fiserv, Inc.
           Form 10-K for Fiscal Year Ended December 31, 2018
           Filed February 21, 2019
           Form 8-K furnished February 7, 2019
           File No. 000-14948

Dear Mr. Hau:

       We have reviewed your May 8, 2019 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
April 10, 2019 letter.

Form 10-K for Fiscal Year Ended December 31, 2018

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 27

1. You state in your response to prior comment 1 that although important elements of revenue growth; transaction and volume-based performance metrics represent only individual components of a particular business unit's operation results. Please explain further what other components impact your segment revenues. In this regard, besides the impact from acquired businesses, your discussion regarding the increase in Payments segment revenue appears to be focused on increased transaction volumes in the card services business and increased volumes in the electronic payments and biller solutions businesses. You also state that such metrics do not necessarily directly correlate to the
 Robert W. Hau
Fiserv, Inc.
May 22, 2019
Page 2
         overall operating results of the business unit, segment or company; however, elsewhere you state that these metrics are useful to management in assessing operating performance since increases in revenue generally correlate with increases in volume of transactions processed. Please clarify this apparent inconsistency.
Form 8-K furnished February 7, 2019
Reconciliation of GAAP to Adjusted Net Income and Adjusted Earnings Per Share, page 8

2. Please refer to our prior comment 2. Based on the information in your response, it does not appear that adjusting for amortization related to acquisition-related intangibles complies with Question 100.04 of the Non-GAAP C&DIs. Please revise your presentation accordingly.
       You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Kathleen
Collins, Accounting Branch Chief at (202) 551-3499 with any questions.



                                                             Sincerely,
FirstName LastNameRobert W. Hau
                                                             Division of
Corporation Finance
Comapany NameFiserv, Inc.
                                                             Office of
Information Technologies
May 22, 2019 Page 2                                          and Services
FirstName LastName